

March 9, 2012

Leonard R. Stein
Senior Vice President, General Counsel
Splunk Inc.
250 Brannan Street
San Francisco, CA 94107

>   **Re: Splunk Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed February 17, 2012**
>   **File No. 333-178988**

Dear Mr. Stein:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated February 9, 2012.

Gatefold

1.   Regarding your proposed revisions to the graphics, please note that the presentation of number and type of customers appears to be a one-sided presentation of your business. In addition, the phrase "Our mission is to make machine data accessible, usable and valuable to everyone" appears to be a statement that is targeted to a customer rather than an investor. Please revise.

Risk Factors

We are subject to government export and import controls…, page 18

2.   Based on your response to prior comment 7, it is unclear why you cannot state that a download constitutes a violation of the laws you cite, particularly given your belief that downloads occurred. Please advise or revise.

3.   We note your response to prior comment 8. Please tell us when you expect to complete the review for purposes of assessing the disclosure in your document.

Use of Proceeds, page 39

4.   In your response to prior comment 10 you indicate that you have no specific plans for the allocation of the offering proceeds. However, your disclosure states that you cannot specify with certainly all of the uses for the proceeds. Please reconcile and state, if true,

that you have no current specific plan for the use of proceeds. Refer to Regulation S-K Item 504.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Seasonality, Cyclicality and Quarterly Trends, page 59

5.   We note your response to prior comment 17. Please describe the known business conditions or other factors that contribute to the slowdown in customer orders during the late summer months.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 64

6.   We note your revised disclosures indicate that at the valuation dates you used revenue multiples "between the first quartile and median multiple," the "mean revenue multiple," and the "average revenue multiple." These terms provide little or no quantification of the actual multiple used at each valuation date. Please revise to quantity the revenue multiple at each valuation date. In this regard, we note that you should specify the exact multiple used or provide a range. Also, please revise to disclose the reasons for the change in multiples used.

7.   We note your response to prior comment 20 regarding the common stock purchases in September 2011. Please explain to us in greater detail why the recent transaction method was only weighted 25%. Please also explain to us why there is a fairly significant difference between the $3.94 fair value you used in September 2011 and the $5.55 paid by the purchasers of the common stock in September 2011.

8.   You indicate in your response to prior comment 21 that you have revised your disclosures to describe the significant factors contributing to the differences in fair value between valuation periods. Although we note the additional disclosure, it remains unclear to us how the revised disclosures clearly indicate why the fair values increased between periods. In this regard, we would note that an investor would need to compare the assumptions used in the different valuations in order to determine what may have caused the change in fair value between periods. Please revise to describe, for each valuation period, the specific factors that resulted in the increase in fair value from the prior valuation period.

Leonard R. Stein
Splunk Inc.
March 9, 2012
Page 3

Business

Industry Background, page 73

9.   In light of your response to prior comment 26, please clarify the applicability of the data in the second paragraph in this section. It is unclear how the data by IDC is representative of the market for your product when the "primary market" is machine data, which makes up only a part of the data cited.

Intellectual Property, page 85

10.   We note your response to prior comment 32. Please expand the risk factor on page 26 or include a separate risk factor regarding the risk that you may be unable to use the Splunk trademark in Europe.

Competition, page 86

11.   Regarding your response to prior comment 33, please revise the paragraph below the bullet points to tie your added disclosure to the six competitive factors that you mention in the first sentence of the paragraph.

Executive Compensation

Peer Group Data, page 101

12.   Please disclose what you mean by "middle range" in the second paragraph. Also tell us why, in light of the guidance in Regulation S-K Compliance and Disclosure Interpretations Question 118.05, you do not consider that you used peer data as a reference point, therefore engaging in benchmarking.

Target Incentive Compensation, page 104

13.   Please discuss the committee's conclusions regarding the actual performance of each executive officer with respect to each of the individual performance goals you disclose on page 106.

Mr. Schodorf, page 106

14.   Please clarify the information in the parenthesis in the first sentence. It is unclear how bookings that do not result in sales are treated for purposes of Mr. Schodorf's incentive compensation. In addition, clarify the disclosure in the parenthesis in the second sentence here and elsewhere to explain why the apportionment exceeds $100%.

Leonard R. Stein
Splunk Inc.
March 9, 2012
Page 4

Mr. Kapur, page 108

15.   Please disclose Mr. Kapur's corporate objectives, including how the payout varies based on percentage attainment of targets, if any.

Long-Term Equity-Based Incentive Compensation, page 108

16.   Refer to the third sentence of the second paragraph in this section. Please disclose the factors considered in determining the amount of equity awards rather than simply examples.

Grants of Plan-Based Awards for Fiscal 2012, page 113

17.   We note your disclosure in the second sentence of footnote (2). Please refer to Regulation S-K Item 402(d) Instruction 2 and reconcile the information in the footnote and the entries in the table with the table on page 106, where you indicate that if less than 90% of your target is achieved, the executive officers do not earn a bonus. Likewise, the bonus appears to be capped at a multiple of 3. A similar compensation payout is disclosed for Mr. Schodorf on page 107. Revise the Threshold and Maximum columns for all your executive officers, as appropriate.

Change in Independent Public Accounting Firm, page 149

18.   We note your response to prior comment 44 that disclosing the company's audit committee decision not to renew its engagement with Armanino McKenna is the equivalent of stating that the firm was dismissed. Per Item 304(a)(1)(i) of Regulation S-K, your change in accountant disclosure should specifically state whether Armanino McKenna resigned, declined to stand for re-election or was dismissed. Please revise your disclosure accordingly.

19.   We note your disclosure that no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K, occurred during your two most recent fiscal years. Please revise your disclosure to also address the subsequent interim period preceding the former accountant's resignation, declination to stand for re-election, or dismissal.

20.   Please file an updated letter from Armanino McKenna as Exhibit 16 addressing the revised disclosures.

21.   Please revise your disclosure to clearly indicate the date on which PricewaterhouseCoopers was engaged by the Company. In this regard, we note that your current disclosures address the date the audit committee approved the appointment but it is unclear whether this was also the date PricewaterhouseCoopers was engaged. Please revise accordingly. See Item 304(a)(2) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (3) Summary of Significant Accounting Policies

Revenue Recognition, page F-8

22.   We note the revised disclosures provided in response to prior comment 50 and we find
        these disclosures to be unclear. Please explain the difference between your recognition
        policies when VSOE does not exist for any "undelivered element" from those when
        VSOE does not exist for any "undelivered service" and explain to us which elements you
        do or do not have VSOE for in each of these circumstances. Also, in the latter
        circumstance you disclose that revenue is recognized ratably over the service period
        provided the services are delivered over a similar period. Please tell us the typical period
        in which professional and training services are being provided and how this compares to
        the maintenance service period.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine
Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments
on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney,
at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any questions. If
you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202)
551-3735.

                                                        Sincerely,

                                                        /s/ Mark P. Shuman

                                                        Mark P. Shuman
                                                        Branch Chief

cc: Via E-mail
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.